Exhibit 99.1

Purple Biotech Reports Third Quarter 2023 Financial Results

Initial Activity in Head and Neck Cancer Demonstrated in NT219 Phase 1/2 Dose Escalation Study

Patients’ Enrollment in the Phase 2 Randomized CM24 Pancreatic Cancer Trial Ahead of Timelines

Cash Runway Extended to 2H 2025 through Recent Financing

REHOVOT, Israel, Nov. 21, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced financial results for the third quarter and nine months ended September 30, 2023.

“We are pleased to report that we expect to complete patient enrollment in our Phase 2 randomized CM24 pancreatic cancer study soon, ahead of our previous plan and that might result in earlier than anticipated analysis of interim and top line overall survival (OS) data during 2024. The interim data look will occur in 2024 when sufficient progression free survival (PFS) and OS events are registered and enable a meaningful data interpretation for a larger number of patients. Recently reported biomarker data demonstrates CM24’s mechanism of action for this important indication in dire need of a more effective drug that prolongs survival,” stated Purple Biotech CEO, Gil Efron.

“Our Phase 1/2 dose escalation study of NT219 in head and neck cancer demonstrated initial activity at the dose level of 50 mg/kg. We continue dose optimization at a higher dose level and expect to report additional data during the first half of 2024 in parallel to preparing to enter a Phase 2 study.”

“With a cash runway that extends more than two years, through the second half of 2025, Purple Biotech is very well positioned to execute on multiple value-driving milestones. Moreover, we expect 2024 to be a year with major clinical data catalysts.”

Q3 2023 and Recent Corporate Highlights:

●	CM24 Pancreatic Cancer Program Advances

o	Phase 2 enrollment ahead of schedule

o	Interim results for PFS and OS expected in H1 2024 with topline results expected in H2 2024

o	Biomarker data supporting MOA presented at AACR

Patient enrollment in the Phase 2 study of CM24 was accelerated and the Company’s plan to enroll approximately 60 patients is expected to be completed soon, ahead of schedule. Since OS and PFS are event-based endpoints, a meaningful estimate of the endpoint can be achieved once sufficient events occur in the study arms. We expected this to happen in 2024 when enough PFS and OS events are registered and enable meaningful data interpretation for a larger number of patients. The acceleration allows the Company to reduce the total cost of the trial and to report, possibly earlier than expected, an interim OS analysis, the study’s primary endpoint, together with the analysis of PFS during 1H 2024. The randomized Phase 2 study (NCT04731467), in clinical collaboration with Bristol Myers Squibb (BMS), is evaluating CM24 in combination with BMS’s nivolumab plus chemotherapy in PDAC patients as a second line treatment as compared to chemotherapy alone.

New biomarker data for CM24 were presented at the American Association for Cancer Research (AACR) Special Conference: Pancreatic Cancer in a scientific poster titled “Phase 1 Study of CM24 in Combination with Nivolumab in Patients with Advanced Pancreatic Cancer - Survival, Exploratory Biomarkers and Effect on Neutrophil Extracellular Traps (NETs)”. The study showed a high expression of CEACAM1, CM24’s target, on neutrophils and Neutrophil Extracellular Traps (NETs), and that there are enhanced levels of serum NETs in PDAC patients. This study demonstrated for the first time that CM24 treatment significantly reduced the level of NET marker in patients’ serum, suggesting CM24’s novel mechanism of action (MOA) in treating pancreatic cancer.

●	NT219 Positive Phase 1/2 Interim Results in Head & Neck Cancer

o	Anti-tumor activity with confirmed partial responses in highest, to date, dose cohort

o	Phase 2 study is being designed

o	Fortified IP protection with new patent

Initial anti-tumor activity was demonstrated at the 50mg/kg dose level of NT219 at 50mg/kg in combination with cetuximab in the Phase 1 dose escalation study. A dose-dependent increase in drug exposure of NT219 was reported and target engagement was observed in tumor samples, with 2 of the 4 evaluable recurrent and metastatic squamous cell carcinoma of the head and neck patients dosed at 50mg/kg demonstrated confirmed partial response.

A new patent was granted in China for NT219’s pharmaceutical composition. The new patent protects the method which prevents the conversion of NT219 from its active form to a less active form and supports maintenance of the active form during manufacturing, storage, and handling until administered to the patient.

Financial Results for the three Months Ended September 30, 2023

Research and Development Expenses were $4.6 million, an increase of $1.1 million, or 31.43%, compared to $3.5 million in the same period of 2022. The increase was mainly due to clinical trials expenses in our CM24 study.

Selling, General and Administrative Expenses were $1.2 million, a decrease of $0.4 million, or 25%, compared to $1.6 million in the same period of 2022. The decrease was mainly due to a decrease in share based payment expenses.

Operating Loss was $5.7 million, an increase of $0.7 million, or 14%, compared to $5.0 million in the same period of 2022. The increase was mainly due to the increase in research and development expenses.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $5.3 million, an increase of $0.9 million, compared to $4.4 million in the same period of 2022.

Net Loss for the three months ended September 30, 2023 was $5 million, or $0.23 per basic and diluted ADS, compared to a net loss of $4.8 million, or $0.27 per basic and diluted ADS, in the three months ended September 30, 2022. Adjusted net loss for the three months ended September 30, 2023 was $4.6 million, an increase from $4.1 million in the three months ended September 30, 2022.

Financial Results for the Nine Months Ended September 30, 2023

Research and Development Expenses were $11.8 million, an increase of $0.3 million, or 2.6%, compared to $11.5 million in the same period of 2022. The increase was mainly due to clinical trials expenses in our CM24 study offset by lower CMC costs in 2023.

Selling, General and Administrative Expenses were $4.2 million, a decrease of $0.3 million, or 6.67%, compared to $4.5 million in the same period of 2022. The decrease was mainly due to a decrease in share base payment and insurance costs.

Operating Loss was $16 million, compared to $16 million in the same period of 2022.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $14.3 million, a decrease of $0.1 million, compared to $14.4 million in the same period of 2022.

Net Loss for the nine months ended September 30, 2023 was $15.1 million, or $0.72 loss per basic and diluted ADS, compared to a net loss of $15.7 million, or $0.87 loss per basic and diluted ADS, in the same period of 2022. The decrease in net loss was mainly due to an increase of $0.6 million in finance income. Adjusted net loss for the nine months ended September 30, 2023 was $13.4 million, a decrease from $14.1 million in the nine months ended September 30, 2022.

As of September 30, 2023, the Company had $15.9 million in cash, cash equivalents and short-term deposits. In October 2023 the Company raised an additional gross amount of $5 million which extended the cash runway to the second half of 2025.

During the nine months ended September 30, 2023, the Company sold, under the Open Market Sale Agreementsm with Jefferies LLC, approximately 1,040 thousand ADSs, at a weighted average price of $1.499 per ADS. Net proceeds to the Company, were approximately $1.5 million, net of direct issuance expenses.

Non-IFRS Financial Measures.

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for share-based compensation expenses. The Company’s management and board of directors utilize these non-IFRS financial measures to evaluate the Company’s performance. The Company provides these non-IFRS measures of the Company’s performance to investors because its management believes that these non-IFRS financial measures, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it in a dose escalation as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
Lior Fhima
Chief Financial Officer
IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	September 30,	December 31,
	2023	2022
	USD thousand	USD thousand
Assets
Cash and cash equivalents	15,104	15,030
Short term deposits	842	16,652
Other investments	138	431
Other current assets	634	1,143

Total current assets	16,718	33,256

Non-current assets
Right of use assets	354	467
Fixed assets, net	156	215
Intangible assets	28,044	20,684

Total non–current assets	28,554	21,366

Total assets	45,272	54,622

Liabilities
Lease liability - short term	178	194
Accounts payable	2,593	2,132
Other payables	3,449	4,732

Total current liabilities	6,220	7,058

Non-current liabilities
Lease liability	192	321
Post-employment benefit liabilities	141	145

Total non-current liabilities	333	466

Equity
Share capital, no par value	-	-
Share premium	133,024	126,407
Receipts on account of warrants	28,017	28,017
Capital reserve for share-based payments	10,284	10,164
Capital reserve from transactions with related parties	761	761
Capital reserves from hedging	(2)	(6)
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(132,627)	(117,573)

Equity attributable to owners of the Company	38,598	46,911
Non-controlling interests	121	187

Total equity	38,719	47,098

Total liabilities and equity	45,272	54,622

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the nine and three months ended September 30, 2023

	For the nine months ended September 30,		For the three months ended September 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	11,792	11,500	4,589	3,465
Sales, general and administrative expenses	4,212	4,502	1,158	1,616

Operating loss	16,004	16,002	5,747	5,081

Finance expense	223	108	16	16
Finance income	(1,109)	(393)	(708)	(248)

Finance expense (income), net	(886)	(285)	(692)	(232)

Loss for the period	15,118	15,717	5,055	4,849

Other Comprehensive Loss:
Items that will be transferred to profit or loss:

Loss (Profit) on cash flow hedges	(4)	17	-	(4)

Total comprehensive loss for the period	15,114	15,734	5,055	4,845

Loss attributable to:
Owners of the Company	15,052	15,657	5,036	4,824
Non-controlling interests	66	60	19	25

	15,118	15,717	5,055	4,849

Total comprehensive loss attributable to
Owners of the Company	15,048	15,674	5,036	4,820
Non-controlling interests	66	60	19	25

	15,114	15,734	5,055	4,845

Loss per share data
Basic and diluted loss per ADS - USD	0.72	0.87	0.23	0.27

Number of ADSs used in calculation	20,901,078	17,977,244	21,836,454	18,073,331

Reconciliation of Adjusted Operating Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	16,004	16,002	5,747	5,081
Less ESOP expenses	(1,694)	(1,573)	(449)	(707)
	14,310	14,429	5,298	4,374

Reconciliation of Adjusted Net Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Loss for the period	15,118	15,717	5,055	4,849
Less ESOP expenses	(1,694)	(1,573)	(449)	(707)
	13,424	14,144	4,606	4,142

Consolidated Unaudited Statements of Cash Flow

	For the nine months ended September 30,
	2023	2022
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(15,118)	(15,717)
Adjustments:
Depreciation	149	151
Finance income, net	(886)	(285)
Share-based payments	1,694	1,573

	(14,161)	(14,278)

Changes in assets and liabilities:
Changes in other investments and other current assets	219	(124)
Changes in accounts payables	415	1,534
Changes in other payables	(1,255)	495
Changes in post-employment benefit liabilities	(161)	(148)

	(782)	1,757

Net cash used in operating activities	(14,943)	(12,521)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(3,549)	-
Proceed from other investments	875	-
Acquisition of intangible asset	-	(202)
Interest received	675	324
Decrease (increase) in short-term deposits	15,809	(2,481)
Decrease in long-term deposits	-	14,300
Acquisition of fixed assets	(3)	(26)

Net cash provided by investing activities	13,807	11,915

Cash flows from financing activities:
Proceeds from issuance ADSs	1,559	1,312
ADS issuance expenses paid	(188)	(114)
Repayment of lease liability	(126)	(124)
Interest paid	(42)	(49)

Net cash provided by financing activities	1,203	1,025

Net increase in cash and cash equivalents	67	419
Cash and cash equivalents at the beginning of the period	15,030	10,890
Effect of translation adjustments on cash and cash equivalents	7	(235)

Cash and cash equivalents at the end of the period	15,104	11,074